February 23, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Amanda Ravitz, Assistant Director

Re:	TopSpin Medical, Inc.
Form 8-K Filed January 5, 2012 File No. 333-144472

Dear Ms. Ravitz:

This letter responds to the letter dated February 1, 2012 (the “Comment Letter”) containing comments from the staff of the Securities and Exchange Commission (the “Staff”) resulting from the Staff’s review of the filing of Topspin Medical, Inc. (“Topspin” or the “Company”) identified above (the “Filing”). Our responses are set out below following the text of the comment to which each response relates. Unless the context otherwise requires, references in this letter to “we,” “us,” and “our” refer to Topspin Medical, Inc.

Recent Transactions, page 2

1.           Please clarify your disclosure that the Medgenesis transaction was completed for no consideration.

Response:  In response to the Staff’s comment, we note that the Medgenesis transaction was completed without the payment of any consideration by the Company.  To wit, on June 30, 2011, (i) IHCV transferred to Topspin Medical (Israel) Ltd., a subsidiary of the Company, received 1,400,000 shares, par value NIS 0.01, of Metamorefix (including 700,000 ordinary shares and 700,000 “protected” shares, as described in greater detail in the Filing), constituting 19.56% of Metamorefix’s issued and outstanding capital stock; and (ii) Medgenesis transferred to IHCV 1,015,295 ordinary shares of the Company, constituting 8.72% of the Company’s issued and outstanding capital stock. The disclosure in the Filing regarding the Medgenesis transaction has been clarified to reflect the above; please see page 2 of Amendment no. 1 to Form 8-K, filed on February 23, 2012 (the “Amendment”).

2.           Please revise to clarify whether Metamorefix is a privately owned company. If Metamorefix had equity trading in any public trading market, please revise to specify those markets.

Response:  Metamorefix Ltd. is a privately owned company. No equity of Metamorefix is or has been traded in any public trading market. We have revised the disclosure in the Filing to reflect these statements; please see page 2 of the Amendment.

3.           We note your discussion of the convertible Metamorefix loans in the last paragraph on page 3. However, we also note the reference to additional convertible loan agreements in the third paragraph on page 34. Please explain.

Response:  To date, the Company has entered into convertible loan agreements with certain shareholders of Metamorefix pursuant to which the shareholders loaned the Company an aggregate principal amount of NIS 2.68 million (approximately $722,000). Of these convertible loans, loans in the principal amount of NIS 1.45 million (approximately $398,000) were converted into 1,499,036 ordinary shares of the Company upon the consummation of the Medgenesis Transaction, while the balance of the loans with an aggregate principal amount of NIS 1.23 million (approximately $324,000) have not been converted to date. The disclosure relating to these convertible loan agreements has been revised to reflect the above; please see pages 3 and 32 of the Amendment.

Description of the Company, page 4

4.           Please revise the introductory paragraphs of this section to disclose the company’s revenues and net loss or profit for the most recent fiscal year and stub period, as applicable. In addition, please disclose that you have received a going concern opinion from your auditors.

Response:  In response to the Staff’s comment, we have revised the introductory paragraphs of the section captioned “Description of the Company” to disclose the Company’s revenues and net loss for the fiscal year ended December 31, 2010 and the nine month period ended September 30, 2011. In addition, we have added disclosure indicating that the Company has received a going concern opinion. Please see page 4 of the Amendment.

5.           Please revise to discuss in greater detail the factors that caused you to suspend your activities in October 2008. Please also revise to clarify the nature of your business between October 2008 when you suspended your activities and January 2010 when you decided to discontinue the development of your intellectual property. Additionally, please revise to address any bankruptcy, receivership or similar proceeding and any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business during the last three years. For example, we note your reference to bankruptcy proceedings on page 18.

Response:  In response to the Staff’s comment, we have revised the disclosure in the Filing to provide greater detail regarding the factors that caused us to suspend our activities in October 2008 and our operations between that date and January 2010, and to provide additional information regarding our bankruptcy proceedings.  Please see page 4 of the Amendment.

Metamorefix’s Product, page 6

6.           We note your statement in the last sentence on page 6. Please clarify whether you have produced the final dermal filler product or the final wound treatment product. Please also clarify how the derma filler product and the wound treatment product would be administered and by whom.

Response: In response to the Staff’s comments, we have clarified the disclosure relating to our dermal filler and wound treatment products.  Please see page 4 of the Amendment.

The United States Food & Drugs Administration, page 8

7.           Revise this section to disclose the estimated time frame for approval under each process. We note, for example, that you describe “the K510 track” as a “relatively short procedure.” In addition, please expand your discussion of “the K510 de novo process.”

Response: In response to the Staff’s comment, the disclosure under the caption “The United States Food & Drugs Administration” has been revised to expand the discussion of the 510(k) track and 510(k) de novo process.  Please see page 8 of the Amendment.

8.           Please revise this section to clarify that you may not be able to apply for FDA approval through the review processes under which you currently intend to submit your application. Also add appropriate risk factor disclosure.

Response: In response to the Staff’s comment, we have revised the Filing to clarify that we may not be able to apply for FDA approval under the review processes under which we are currently intending to submit such applications. Additionally, we have added a risk factor explicitly addressing this risk. Please see pages 9 and 15 of the Amendment.

Approval of the FDA for marketing the dermal filler product, page 9

9.           Please revise to clarify when you expect to submit your dermal filler product for FDA approval.

Response: We currently expect to submit our dermal filler product for FDA approval during the fourth quarter of the fiscal year ending December 31, 2013.  We have revised the disclosure in the Filing to reflect this expectation; please see page 9 of the Amendment.

Approval of the FDA for marketing the product and for treating wounds, page 9

10.         Please more fully describe the precedent products identified in the second sentence of this section.

Response:  In response to the Staff’s comment, we have revised the disclosure under the caption “Approval of the FDA for marketing the product and for treating wounds” to describe certain precedent products that have received FDA approval.  Please see page 9 of the Amendment.

Approval of compliance with the CE mark for a dermal filler product, page 10

11.         Please disclose whether the preliminary meeting with EMA and the notified body has been held. Also, please clearly state whether the opinion of the notified body ensures that your product will be classified as a medical device. If not, please explain.

Response: Pursuant to a report dated January 11, 2010, the Dekra Notified Body approved classification of Metamorefix’s product as a medical device. However, the preliminary meeting with the EMA has not yet been scheduled.  We have added disclosure under the caption “Approval of compliance with the CE mark for a dermal filler product” in response to the Staff’s comment; please see page 10 of the Amendment.

Market Size, page 11

12.         Please provide objective support for your numerous statements in the filing regarding the characteristics of the industry, including its size and growth potential. We also note your claims regarding the limited effectiveness and other drawbacks of your competitors’ products. Please provide substantiation for these claims.

Response: In response to the Staff’s comments, we have provided the Staff with hard copies of excerpts from independent sources that support our statements under the caption "Market Size".

Competition, page 13

13.         We note your discussion of competitive conditions among dermal fillers. Please revise to include a discussion of competitive conditions among wound treatment products. In addition, please provide balanced discussion of the positive and negative aspects of competing products and methods.

Response: In response to the Staff’s comment, have revised the disclosure under the caption “Competition” to include a discussion of competitive conditions among wound treatment products, including a more detailed discussion of the positive and negative aspects of competing products and methods.  Please see page 14 of the Amendment.

Management’s Discussion and Analysis…, page 17

14.         Please revise to discuss whether you expect your financial position to remain at your current level or to increase or decrease. Please also revise to identify any significant elements of historical income or loss that will not continue in your post-merger operations. Additionally, we note your discussion of the “new avenues” for raising capital on page 20. Please revise to discuss, to the extent known, what these “new avenues” may be.

Response: In response to the Staff’s comment, we have revised our discussion under the caption “Management’s Discussion and Analysis” to include disclosure of our expectation that the Company’s expenses will increase in future periods in connection with the clinical trials that we must conduct in order to obtain FDA approval for Metamorefix’s products, as well as disclosure relating to expected fundraising sources.   We also added disclosure indicating that we do not expect any significant elements of historical income or loss, other than the Company’s existing liabilities, to continue to affect our operations going forward.  Please see pages 18 and 20 of the Form 8-K.

Liquidity and Capital Resources, page 20

15.         Please describe your receipt of grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, including the availability and likelihood of future grants.

Response: Neither Topspin nor Metamorefix is currently eligible to receive grants from the Office of the Chief Scientist of Israel, or OCS.  The Company currently owes the OCS an amount equal to approximately NIS 446.  We have revised the disclosure under the caption “Liquidity and Capital Resources” to clarify the foregoing and to describe the grants previously received by the Company in connection with its activities prior to October 2008. Please see page 20 of the Amendment.

Results and Operations of Metamorefix, page 22

16.         Please revise to provide a discussion and analysis of the financial statements, changes in financial condition and results of operations for the years ended December 31, 2010 and December 31, 2009. See Instruction 1 to Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, we have included a discussion and analysis of the financial statements, changes in financial condition and results of operations for the years ended December 31, 2010 and December 31, 2009.  Please see page 22 of the Amendment.

Metamorefix's Plans of Operation, page 23

17.         Refer to the second sentence in the final paragraph on page 23. Please revise to describe, if material, the risks and concerns related to the use of a molecule from human source.

Response:  In response to the Staff’s comment, we have revised the Filing to describe the risks and concerns relating to use of a molecule from a human source.  Please see page 7 of the Amendment.

18.         The first paragraph on page 24 refers to targets that were met in 2011. Please revise to disclose the targets.

Response: In response to the Staff’s comments, we have revised the disclosure under the caption “Metamorefix’s Plan of Operations” to include disclosure of our 2011 targets.  Please see page 24 of the Amendment.

Management, page 25

19.         We note your statement that the disclosure is “[a]s of December 31, 2010.” Please revise to identify your post-merger directors and executive officers.

Response: In response to the Staff’s comment, we have revised our disclosure under the caption “Management” to clarify that the list of directors and executive officers remains current, except that Mr. Eran Feldhay resigned from his position on the Board of Directors on January 24, 2012.  There are no acquisition-related changes to this list of directors and executive officers. Please see page 25 of the Amendment.

20.         Please revise to describe the standard you used to qualify your independent directors as independent.

Response: In response to the Staff’s comment, we have disclosed under the caption “Management” our method for determining director independence.  Please see page 26 of the Amendment.

Executive Compensation, page 27

21.         We note footnote 1 to the summary compensation table. However, you state in the Form 8-K filed on October 12, 2011 that Mr. Shtarkman served as the company’s Chief Executive Officer between February 2011 and October 6, 2011. Please clarify.

Response:  In response to the Staff’s comment, we have filed an amendment to the Company’s Current Report on Form 8-K filed with the Commission on October 12, 2011 to indicate that the Mr. Shtarkman resigned as the Company’s Chief Executive Officer in July 2011, as reflected in the Company’s Current Report on Form 8-K filed with the Commission on July 13, 2011.

22.         Please revise to provide the information required by Item 402 of Regulation S-K for Metamorefix Ltd.’s most recently completed fiscal year. See Regulation S-K Compliance and Disclosure Interpretations 217.02 and 217.12.

Response: In response to the Staff’s comment, the disclosure of executive compensation has been expanded to include information relating to Metamorefix’s named executive officers.  Please see page 27 of the Amendment.

Compensation of Directors, page 27

23.         We note your statement that your external directors received compensation according to the Israeli regulations concerning payment to external directors. Please explain.

Response:  In response to the Staff’s comment, we have revised the disclosure under the caption “Compensation of Directors” to describe the limitations on director compensation imposed by the Israeli Companies Law. Please see page 27 of the Amendment.

Related Party Transactions, page 28

24.         Please revise to disclose the date upon which the related party transaction with Medgenesis occurred as well as the date when the agreement with Mr. Linkovsky was entered into and the total amount paid under this agreement. Please also revise to disclose the identity of the investor discussed in the third paragraph of this section.

Response: In response to the Staff’s comment, we have revised the disclosure under the caption “Related Party Transactions” to provide additional details relating to certain related party transactions. Please see page 28 of the Amendment.

25.         Please revise to disclose all related party transactions for the two fiscal years preceding your last fiscal year in addition to periods specified in Item 404 of Regulation S-K. See Instruction 1 to Item 404. For example, we note the “Investment Agreement with Medgenesis” section on page 32 and the convertible Metamorefix loans and convertible Topspin loan discussed on page 3.

Response: In response to the Staff’s comment, we have revised the disclosure under the caption “Related Party Transactions” to provide additional details relating to certain related party transactions. Please see page 28 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 29

26.         Please revise the footnotes to the table to identify the natural persons with voting and dispositive control over the shares held by Israel Healthcare Ventures 2 LP Incorporated.

Response: In response to the Staff’s comment, we have revised the footnote disclosure to the table setting forth security ownership of certain beneficial owners and management to identify the natural persons with voting and dispositive control over the shares held by Israel Healthcare Ventures 2 LP Incorporated. Please see page 29 of the Amendment.

Investments in Metamorefix's capital and transactions in its shares, page 29

27.         Please add a risk factor to disclose, if true, that the protected shares discussed in this section receive a preference over your ordinary shares.

Response: In response to the Staff’s comment, we note that the Company holds all of the issued and outstanding share capital of Metamorefix. As such, we do not believe that the preference associated with the protected shares of Metamorefix owned by the Company creates any material risk to the Company. We have revised the disclosure in the Filing to clarify this point; please see page 30 of the Amendment.

Unregistered sales of equity securities, page 32

28.         Please revise to clarify the exemption from registration claimed for all of the transactions discussed and state briefly the facts relied upon in your determinations that the exemptions were available.

Response: In response to the Staff’s comment, we have revised the disclosure under the caption “Unregistered sales of equity securities” to indicate that the transactions discussed were exempt from registration pursuant to Regulation S or pursuant to an exemption under Section 4(2) of the Securities Act of 1933, as amended. Please see page 33 of the Amendment.

Exhibits

29.         Please tell us why you have not filed the following as exhibits:

•	The Material Transfer Agreement with Biotechnology General discussed on page 6;

•	The agreement with Baxter Healthcare Corp. on page 6;

•	The lease agreement discussed on page 12;

•	The employment agreements discussed on page 27;

•	The office services agreement discussed on page 28; and

•	Material agreements described on pages 32-35.

Response: In response to the Staff’s comments, the following have been filed as exhibits to the Amendment: (i) Supply Agreement, dated September 10, 2009, by and among Metamorefix, Baxter Healthcare Corp. and Teva Medical (Marketing) Ltd. (see Exhibit 10.11); (ii) Letter Agreement, dated November 1, 2010, by and among Metamorefix and Biotechnology General (see Exhibit 10.11); (iii) a summary of the Metamorefix’s lease agreement (see Exhibit 10.13); (iv) Employment Agreement, dated September 26, 2010, by and among the Company, Uri Ben-Or and CFO Direct (see Exhibit 10.14); (v) Loan Agreement, dated September 26, 2010, by and among TopSpin Medical, Inc. and Medgenesis Partners Ltd. (see Exhibit 10.15); (vi) Share Transfer Agreement, dated June 15, 2011, by and among Israel Healthcare Ventures 2 LP Incorporated and Medgenesis Partners Ltd. (see Exhibit 10.16); (vii) Amendment to the Share Transfer Agreement, dated July 11, 2011, by and among Israel Healthcare Ventures 2 LP Incorporated and Medgenesis Partners Ltd. (see Exhibit 10.17); and (viii) Form of Convertible Loan Agreement (see Exhibit 10.18).

We do not believe that the office services agreement described on page 28 of the Filing is material.  It terminated on March 31, 2011 and the Company paid a total of NIS 20,000 pursuant thereto.

Exhibit 99.1

Metamorefix Ltd. Financial Statements as of December 31, 2010, page 1

30.         We note your disclosure in Note 1(b) that Metamorefix Ltd. is in the development stage. As such, please revise the Metamorefix financial statements to include the cumulative financial statement information required by Topic 915 of the FASB Accounting Standards Codification. The financial statements shall be identified as those of a development stage entity under paragraph 915-205-45-4 of the FASB Accounting Standards Codification. Please note this comment also applies to the interim financial statements.

Response: The Company acknowledges the Staff’s comment. The financial statements of an acquired foreign business, as defined in Rule 1-02(l) of Regulations S-X, under Rule 3-05 of Regulation S-X, are presented to comply with Item 17 of Form 20-F. The disclosures required by SFAS 7 (ASC 915) for development stage companies are required for compliance with Item 18 rather than Item 17. Nevertheless, because, effective for fiscal years ending on or after December 15, 2011, compliance with Item 18 rather than Item 17 will be required for all issuers of financial statements in all Securities Act registration statements, Exchange Act registration statements on Form 20-F, and annual reports on Form 20-F,  the Company will include in its financial statements as of December 31, 2011, the cumulative financial statement information required by topic 915 of the FASB Accounting Standards Codification for Metamorefix.

Metamorefix Ltd. Financial Statements as of September 30, 2011, page 22

31.         Please revise to also include comparative statements of loss for the three months ended September 30, 2011 and 2010. Refer to Item 2.01(f) of Form 8-K.

Response: In response to the Staff's comment, the Company has revised the Metamorefix financial statements as of September 30, 2011, and included comparative statements of loss for the three months ended September 30, 2011 and 2010. Please see Exhibit 99.1 to the Amendment.

Exhibit 99.2

Metamorefix Ltd. Condensed Consolidated Pro Forma Unaudited Statements of Losses For the periods September 30, 2011 and December 31, 2010

32.         Please present historical and pro forma basic and diluted per share data and the number of shares used to compute such per share data on the face of the pro forma statements of losses. Please further revise your description of pro forma adjustments to describe how the historical outstanding shares were affected by the transaction to compute the pro forma shares outstanding. Refer to Note 3 to Rule 8 of Regulation S-X, Rule 8-05 of Regulation S-X and Rule 11-02(b)(7) of Regulation S-X.

Response: The Company has revised the Metamorefix Ltd. Condensed Consolidated Pro Forma Financial Statements in response to the Staff’s comment and presented historical and pro forma basic and diluted per share data and the number of shares used to compute such per share data on the face of the pro forma statements of losses. In addition, the Company revised the description of pro forma adjustments to describe how the historical outstanding shares were affected by the transaction to compute the pro forma shares outstanding. Please see Exhibit 99.2 to the Amendment.

Pro Forma Adjustments

33.         Pro forma adjustments should give effect to events that are directly attributable to the specific transaction identified. Please explain to us how adjustment (3) meets the requirements of Rule 11-02(b)(6) of Regulation S-X or otherwise, revise the pro forma financial statements to eliminate this adjustment.

Response: The Company believes that pro forma adjustment (3) meets the requirements of Rule 11-02(b)(6) of Regulation S-X because the loan received from interested parties subsequent to September 30, 2011, and its conversion into the Company’s shares upon the consummation of the Metamorefix transaction, were part of a series of transactions described in Item 2.01 of this Current Form 8-K Report, designed to cause the Company to become the sole indirect shareholder of Metamorefix. Further, the Company believes that the conversion of the loan is directly attributable to the transaction and it is factually supportable as the terms of this convertible loan stipulated an automatic conversion upon the consummation of the Metamorefix transaction. We have revised the explanation of the adjustment to address the Staff's comment; please see Exhibit 99.2 to the Amendment.

In responding to the comments set forth above, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please do not hesitate to contact stet at +972.54.592.6012 with any questions.

Respectfully,

/s/ Hanan Waksman
Hanan Waksman
Chief Executive Officer